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                                [USMR Letterhead]


June 6, 2002

VIA EDGAR

Securities and Exchange Commission
Mail Stop 4-8
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Max A. Webb

         RE:      United States Marine Repair, Inc.
                  Registration Statement on Form S-1
                  (File No. 333-84186)

Dear Mr. Webb:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, United States Marine Repair, Inc. (the "Company") hereby applies to withdraw from registration its Registration Statement on Form S-1 (File No. 333-84186) previously filed with the Securities and Exchange Commission. This Registration Statement is being withdrawn because the Company has entered into an agreement to be acquired by United Defense Industries, Inc. No securities were sold in connection with the offering contemplated by this Registration Statement.

Thank you for your attention to this matter and feel free to contact me if you have any questions.


                    Very truly yours,

                    UNITED STATES MARINE REPAIR, INC.



                                   /s/ Alexander J. Krekich
                                 -----------------------------------
                                       Alexander J. Krekich
                                       Chief Executive Officer


cc:      Robin Weiss (New York Stock Exchange)